ORGANIZATIONAL AND OFFERING EXPENSES AGREEMENT

AGREEMENT made this ___ day of _____, 2019, by and between BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc., a Maryland corporation (the "Fund"), and BNY Mellon Investment Adviser, Inc., a New York corporation ("BNYM Investment Adviser ").

WHEREAS, the Fund and BNYM Investment Adviser have separately entered into a Management Agreement dated May 15, 2019 (the "Management Agreement"); and

WHEREAS, BNYM Investment Adviser and Alcentra NY, LLC ("Alcentra") have separately entered into a Sub-Investment Advisory Agreement dated May 15, 2019 (the "Sub-Advisory Agreement") pursuant to which Alcentra will provide portfolio management services to the Fund; and

WHEREAS, the Fund and BNY Mellon Securities Corporation ("Distributor"), have separately entered into a distribution agreement dated April 25, 2019, whereby Distributor shall act as the Fund's principal underwriter for the distribution of the Fund's shares of common stock, $0.001 par value (the "Common Shares") during an initial offering period.

NOW THEREFORE, in consideration of the mutual covenants hereinafter contained, and in connection with the establishment and commencement of operations of the Fund, it is hereby agreed by and between the parties hereto as follows:

1.	BNYM Investment Adviser agrees to pay all of the Fund's organizational expenses and offering costs incurred in connection with the initial public offering of the Common Shares. For purposes of this Agreement, "offering costs" do not include management fees payable by the Fund pursuant to the terms of the Management Agreement or sub-advisory fees payable by BNYM Investment Adviser to Alcentra (out of the management fees payable by the Fund to BNYM Investment Adviser), but do include, without limitation, reasonable and documented out-of-pocket expenses related to the offering and marketing of the Fund incurred by Distributor and employees of BNYM Investment Adviser or Alcentra.

2.

BNYM Investment Adviser also has agreed to reimburse Distributor for the compensation paid by Distributor to certain of its representatives that participate in the offering and marketing of the Common Shares, which compensation will not exceed [__]% of the total price to the public of the Common Shares sold in this offering.

3.

This Agreement may be terminated only by the vote of (a) the Board of Directors of the Fund, including the vote of the Directors who are not "interested persons" of the Fund within the meaning of the Investment Company Act of 1940, as amended, and (b) a majority of the outstanding voting securities of the Fund.

4.	This Agreement shall be governed by, construed and interpreted in accordance with the laws of the State of New York without regard to principles of conflicts of law.

5.	If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule, or otherwise, the remainder shall not be thereby affected.

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IN WITNESS WHEREOF, the Fund and BNYM Investment Adviser have caused this Agreement to be duly executed as of the day and year first above written.

BNY MELLON ALCENTRA GLOBAL MULTI-
STRATEGY CREDIT FUND, INC.

By:
Name:
Title:

BNY MELLON INVESTMENT ADVISER, INC.

By:
Name:
Title:

ACKNOWLEDGED AND AGREED:

BNY MELLON SECURITIES CORPORATION

By:
Name:
Title:

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